Subject to Completion and Modification

SLM FUNDING LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS SLM FUNDING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT SLM FUNDING LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, SLM FUNDING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 1-800-321-7179.

Term Sheet

$4,030,000,000

SLM Student Loan Trust 2007-2

Issuing Entity

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Servicer and Administrator

Student Loan-Backed Notes

On February 22, 2007, the trust will issue:

Class	Principal	Interest Rate		Maturity
Floating Rate Class A-1 Notes	$1,628,000,000	3-month LIBOR minus	%	April 25, 2014
Floating Rate Class A-2 Notes	$1,349,000,000	3-month LIBOR plus	%	July 25, 2017
Floating Rate Class A-3 Notes	$446,000,000	3-month LIBOR plus	%	January 25, 2019
Floating Rate Class A-4 Notes	$486,100,000	3-month LIBOR plus	%	July 25, 2022
Floating Rate Class B Notes	$120,900,000	3-month LIBOR plus	%	July 25, 2025

The trust will make payments primarily from collections on a pool of FFELP student loans. Interest and principal on the notes will be payable quarterly on the 25th day of each January, April, July and October, beginning in April 2007. In general, the trust will pay principal, sequentially, to the class A-1 through class A-4 notes, in that order, until each such class is paid in full, and then to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes. Credit enhancement for the notes consists of excess interest on the trust student loans, subordination of the class B notes to the class A notes, and the reserve account. On the closing date, the trust will make a deposit into the capitalized interest account, which will be available for a limited period of time. The interest rates on the notes are determined by reference to LIBOR. A description of how LIBOR is determined appears under “Additional Information Regarding the Notes—Determination of Indices—LIBOR” in the base prospectus.

We are offering the notes through the underwriters when and if issued. Application will be made for the notes to be listed on the Official List of the Luxembourg Stock Exchange and to be traded on the Luxembourg Stock Exchange’s Euro MTF Market.

We are not offering the notes in any state or other jurisdiction where the offer is prohibited.

The notes are asset-backed securities issued by and are obligations of the issuing entity, which is a trust. They are not obligations of or interests in SLM Corporation, the sponsor, the administrator, the servicer, the depositor, any seller or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

This document constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

Joint Book-Runners

Barclays Capital	Credit Suisse	Morgan Stanley

Global Co-Managers

Deutsche Bank Securities	JPMorgan	RBS Greenwich Capital	UBS Investment Bank

February 13, 2007

The Information in this Term Sheet

The information contained herein refers to and supplements certain of the information contained in the Free-Writing Prospectus, dated February 9, 2007 (the “initial free-writing prospectus”). Capitalized terms not defined herein shall have the meanings ascribed to such terms in the initial free-writing prospectus.

The Notes

The trust is offering the following classes of notes, which are debt obligations of the trust:

Class A Notes:

•	Floating Rate Class A-1 Student Loan-Backed Notes in the amount of $1,628,000,000;

•	Floating Rate Class A-2 Student Loan-Backed Notes in the amount of $1,349,000,000;

•	Floating Rate Class A-3 Student Loan-Backed Notes in the amount of $446,000,000; and

•	Floating Rate Class A-4 Student Loan-Backed Notes in the amount of $486,100,000.

Class B Notes:

•	Floating Rate Class B Student Loan-Backed Notes in the amount of $120,900,000.

Closing Date. The closing date for this offering will be February 22, 2007.

Interest Rates. The spreads to LIBOR will be set at the time of pricing.

Pricing Date. On or after February 14, 2007.

Initial Accrual Period: The initial accrual period for the notes will begin on the closing date and end on April 24, 2007, the day before the first distribution date. For each class of notes, LIBOR for the first accrual period will be determined by the following formula:

x + [ 2 / 29 * (y-x)]

      where:

x = two-month LIBOR, and

y = three-month LIBOR.

Maturity Dates. Each class of notes will mature no later than the date set forth for that class in the table below:

Class	Maturity Date
Class A-1	April 25, 2014
Class A-2	July 25, 2017
Class A-3	January 25, 2019
Class A-4	July 25, 2022
Class B	July 25, 2025

Identification Numbers

The notes will have the following CUSIP Numbers and ISIN:

CUSIP Numbers

•	Class A-1 Notes: 78443X AA 6

•	Class A-2 Notes: 78443X AB 4

•	Class A-3 Notes: 78443X AC 2

•	Class A-4 Notes: 78443X AD 0

•	Class B Notes: 78443X AE 8

International Securities Identification Numbers (ISIN)

•	Class A-1 Notes: US78443X AA63

•	Class A-2 Notes: US78443X AB47

•	Class A-3 Notes: US78443X AC20

•	Class A-4 Notes: US78443X AD03

•	Class B Notes: US78443X AE85

The European Common Codes will be set forth in the prospectus supplement for these notes.

Information About the Student Loans

Supplemental Purchase Period. The supplemental purchase period will end on March 8, 2007.

Capitalization of the Trust

Floating Rate Class A-1 Student Loan-Backed Notes	$1,628,000,000
Floating Rate Class A-2 Student Loan-Backed Notes	1,349,000,000
Floating Rate Class A-3 Student Loan-Backed Notes	446,000,000
Floating Rate Class A-4 Student Loan-Backed Notes	486,100,000
Floating Rate Class B Student Loan-Backed Notes	120,900,000
Equity	100

Total	$4,030,000,100

Information About the Trust

Collection Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the collection account in cash or eligible investments equal to $13,700,000 plus the excess, if any, of the pool balance as of the statistical cutoff date over the pool balance as of the closing date, to the extent such excess amount is not deposited into the supplemental purchase account.

Reserve Account Initial Deposit. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the reserve account in cash or eligible investments equal to $10,000,000.

Specified Reserve Account Balance. The Specified Reserve Account Balance for any distribution date will be equal to the greater of:

(a)	0.25% of the sum of (i) the Pool Balance, (ii) the amounts, if any, on deposit in the pre-funding account (excluding all amounts in the pre-funding account that will become part of Available Funds on the related distribution date), as of the close of business on the last day of the related collection period; and

(b)	$4,000,000;

provided that in no event will that balance exceed the aggregate outstanding principal balance of the notes.

Capitalized Interest Account. On the closing date, the trust will make an initial deposit from the net proceeds of the sale of the notes into the capitalized interest account. This deposit will be in cash or eligible investments equal to $20,000,000. Amounts on deposit in the capitalized interest account will not be replenished. Funds in the capitalized interest account will be available to cover shortfalls in payments of primary servicing and administration fees, shortfalls in payments of interest due to the class A noteholders and shortfalls in payments of interest to class B noteholders after application of funds available in the collection account at the end of the related collection period but before application of the reserve account.

All funds remaining on deposit in the capitalized interest account on the January 2008 distribution date will be transferred to the collection account and included in Available Funds on that distribution date. The capitalized interest account further enhances the likelihood of timely interest payments to noteholders through the January 2008 distribution date.

Pre-Funding Account. On the closing date, the administrator will establish and maintain the pre-funding account as an asset of the trust in the name of the indenture trustee. The trust will make a deposit from the net proceeds of the sale of the notes into the pre-funding account on the closing date. The deposit will be in cash or eligible investments equal to approximately $995,043,223.

Initial Over-issuance

The sum of the pool balance as of the statistical cutoff date and the initial balance of the pre-funding account is approximately 99.75% of the aggregate principal balance of the notes minus the initial balance of the capitalized interest account.

Use of Proceeds

The trust will use the net proceeds from the sale of the notes to make the initial deposits to the collection account, the capitalized interest account, the supplemental purchase account, the pre-funding account and the reserve account and to purchase the initial trust student loans from the depositor on the closing date under the initial sale agreement.

The depositor will then use the proceeds paid to the depositor by the trust to pay to the sellers the respective purchase prices due to those sellers for the initial trust student loans purchased by the depositor.

Expenses incurred to establish the trust and issue the notes (other than fees that are due to the underwriters) are payable by the depositor. Expenses to be paid by the depositor are estimated to be approximately $3,593,109.

Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes

Exhibit I attached hereto, “Prepayments, Extensions, Weighted Average Lives and Expected Maturities of the Notes,” shows, for each class of notes, the weighted average lives, expected maturities and percentages of the original principal amount remaining at certain distribution dates based on various assumptions.

Underwriting

The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the notes will be ready for delivery in book-entry form only through the facilities of DTC, Clearstream, Luxembourg and Euroclear, as applicable, on or about February 22, 2007 against payment in immediately available funds.

Subject to the terms and conditions in the underwriting agreement to be dated on or about the pricing date, the depositor has agreed to cause the trust to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of the notes shown opposite its name:

Underwriter	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes
Barclays Capital Inc.	$232,572,000	$192,715,000	$63,715,000
Credit Suisse Securities (USA) LLC	232,572,000	192,715,000	63,715,000
Morgan Stanley & Co. Incorporated	232,572,000	192,714,000	63,714,000
Deutsche Bank Securities Inc.	232,571,000	192,714,000	63,714,000
J.P. Morgan Securities Inc.	232,571,000	192,714,000	63,714,000
Greenwich Capital Markets, Inc.	232,571,000	192,714,000	63,714,000
UBS Securities LLC	232,571,000	192,714,000	63,714,000

Total	$1,628,000,000	$1,349,000,000	$446,000,000

Underwriter	Class A-4 Notes	Class B Notes
Barclays Capital Inc.	$69,444,000	$17,272,000
Credit Suisse Securities (USA) LLC	69,444,000	17,272,000
Morgan Stanley & Co. Incorporated	69,444,000	17,272,000
Deutsche Bank Securities Inc.	69,442,000	17,271,000
J.P. Morgan Securities Inc.	69,442,000	17,271,000
Greenwich Capital Markets, Inc.	69,442,000	17,271,000
UBS Securities LLC	69,442,000	17,271,000

Total	$486,100,000	$120,900,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes listed above if any of the notes are purchased. The offering prices, underwriter discounts and dealer concessions and reallowances will be set forth in the prospectus supplement.

The depositor and SLM ECFC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are new issues of securities with no established trading market. The seller has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In the ordinary course of their business, the underwriters and certain of their affiliates have in the past, and may in the future, engage in commercial and investment banking activities with the sellers, the depositor and their respective affiliates.

The trust may, from time to time, invest the funds in the trust accounts in eligible investments acquired from the underwriters.

During and after the offering, the underwriters may engage in transactions, including open market purchases and sales, to stabilize the prices of the notes.

The underwriters, for example, may over-allot the notes for the account of the underwriting syndicate to create a syndicate short position by accepting orders for more notes than are to be sold.

In addition, the underwriters may impose a penalty bid on the broker-dealers who sell the notes. This means that if an underwriter purchases notes in the open market to reduce a broker-dealer’s short position or to stabilize the prices of the notes, it may reclaim the selling concession from the broker-dealers who sold those notes as part of the offering.

In general, over-allotment transactions and open market purchases of the notes for the purpose of stabilization or to reduce a short position could cause the price of a note to be higher than it might be in the absence of those transactions.

One or more of the underwriters or their affiliates may retain a material percentage of any class of notes for its own account. The retained notes may be resold by such underwriter or such affiliate at any time in one or more negotiated transactions at varying prices to be determined at the time of sale.

EXHIBIT I

PREPAYMENTS, EXTENSIONS, WEIGHTED AVERAGE LIVES

AND EXPECTED MATURITIES OF THE NOTES

Prepayments on pools of student loans can be calculated based on a variety of prepayment models. The model used to calculate prepayments in this prospectus supplement is based on prepayments assumed to occur at a constant prepayment rate (“CPR”). CPR is stated as an annualized rate and is calculated as the percentage of the loan amount outstanding at the beginning of a period (including accrued interest to be capitalized), after applying scheduled payments, that is paid during that period. The CPR model assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments	=	Balance after scheduled payments	x	(1-(1-CPR)1/12)

Accordingly, monthly prepayments assuming a $1,000 balance after scheduled payments would be as follows for various levels of CPR listed below:

CPR	0%	12%	22%	30%	40%
Monthly Prepayment	$0.00	$10.60	$20.49	$29.29	$41.68

The CPR model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay at any constant level of CPR, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

For purposes of calculating the information presented in the tables below, it is assumed, among other things, that:

•	the statistical cutoff date for the trust student loans is January 29, 2007;

•	the closing date will be February 22, 2007;

•

all trust student loans (as grouped within the “rep lines” described below) remain in their current status until their status end date and then move to repayment, with the exception of in-school status loans which are assumed to have a 6-month grace period before moving to repayment, and no trust student loan moves from repayment to any other status;

•

the trust student loans that are (i) non-subsidized Stafford loans not in repayment status, (ii) subsidized Stafford loans in forbearance status, or (iii) SLS or PLUS loans, have interest accrued and capitalized upon entering repayment;

•	the trust student loans that are subsidized Stafford loans and are in in-school, grace or deferment status, have interest paid (interest subsidy payments) by the Department of Education quarterly, based on a quarterly calendar accrual period;

•	there are government payment delays of 60 days for interest subsidy and special allowance payments;

•	no delinquencies or defaults occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur, and all borrower payments are collected in full;

•	index levels for calculation of borrower and government payments are:

•	before January 1, 2007, a 91-day Treasury bill rate of 4.84% and on or after January 1, 2007, a 91-day Treasury bill rate of 5.12%;

•	before January 1, 2007, a one-year Treasury bill rate of 4.84% and on or after January 1, 2007, a one-year Treasury bill rate of 5.12%; and

•	three-month commercial paper rate of 5.23%;

•	no funds are deposited into the supplemental purchase amount on the closing date;

•	quarterly distributions begin on April 25, 2007, and payments are made quarterly on the 25th day of every January, April, July and October thereafter, whether or not the 25th is a business day;

•	the interest rate for each class of outstanding notes at all times will be equal to:

•	class A-1 notes: 5.33%;

•	class A-2 notes: 5.36%;

•	class A-3 notes: 5.39%;

•	class A-4 notes: 5.42%;

•	class B notes: 5.56%;

•	an administration fee equal to $20,000 is paid quarterly by the trust to the administrator, beginning in April 2007;

•	a servicing fee equal to 1/12th of the then outstanding principal amount of the trust student loans times 0.90% is paid monthly by the trust to the servicer, beginning in March 2007;

•	the reserve account has an initial balance equal to $10,000,000 and at all times a balance equal to the greater of (1) 0.25% of the applicable pool balance and (2) $4,000,000;

•	the capitalized interest account has an initial balance equal to $20,000,000, and on the January 2008 distribution date, that amount will be included in Available Funds;

•

all payments are assumed to be made at the end of the month and amounts on deposit in the collection account, reserve account and capitalized interest account, including reinvestment income earned in the previous month, net of servicing fees, are reinvested in eligible investments at the assumed reinvestment rate of 5.26% per annum through the end of the collection period and, reinvestment earnings are available for distribution from the prior collection period;

•

an optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the sum of (i) the initial pool balance and (ii) the aggregate initial principal balance of all additional trust student loans acquired using funds on deposit in the pre-funding account, including accrued interest to be capitalized, as of their respective subsequent cutoff dates;

•	the servicer makes no other purchases of trust student loans;

•

the pool of trust student loans consists of 3,163 representative loans (“rep lines”), which have been created for modeling purposes from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, loan status, interest rate, loan type, index, margin, rate cap and remaining term; and

•	additional trust student loans in the amount of $995,043,222.73 are purchased at a price of 100.00% and added to the trust on March 1, 2007, using funds on deposit in the pre-funding account.

The following tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than indicated in the following tables, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the assumed characteristics, remaining terms and loan ages.

The following tables show the weighted average remaining lives, expected maturity dates and percentages of original principal of each class of the notes at various levels of CPR from the closing date until the optional redemption date.

Weighted Average Lives and Expected Maturities of the Notes

at Various CPR Percentages(1)

Weighted Average Life (years)(2)	0%	12%	22%	30%	40%
Class A-1 Notes	3.56	1.55	1.00	0.77	0.60
Class A-2 Notes	7.45	4.45	3.00	2.30	1.73
Class A-3 Notes	9.45	6.93	5.00	3.90	2.96
Class A-4 Notes	10.55	8.47	6.48	5.22	4.00
Class B Notes	10.68	8.68	6.68	5.43	4.18

Expected Maturity Date
Class A-1 Notes	January 2013	January 2010	January 2009	July 2008	April 2008
Class A-2 Notes	January 2016	April 2013	July 2011	July 2010	July 2009
Class A-3 Notes	April 2017	October 2014	October 2012	July 2011	July 2010
Class A-4 Notes	October 2017	October 2015	October 2013	July 2012	April 2011
Class B Notes	October 2017	October 2015	October 2013	July 2012	April 2011

(1)

Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the quarterly distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

(2)

The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (1) multiplying the amount of each principal payment on the applicable class of notes by the number of years from the closing date to the related quarterly distribution date, (2) adding the results, and (3) dividing that sum by the aggregate principal amount of the applicable class of notes as of the closing date.

Class A-1 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution

Dates At Various CPR Percentages(1)

Distribution Date	0%	12%	22%	30%	40%
Closing Date	100%	100%	100%	100%	100%
April 2007	100	96	91	87	82
April 2008	91	58	32	11	0
April 2009	77	23	0	0	0
April 2010	57	0	0	0	0
April 2011	37	0	0	0	0
April 2012	14	0	0	0	0
April 2013	0	0	0	0	0
April 2014	0	0	0	0	0
April 2015	0	0	0	0	0
April 2016	0	0	0	0	0
April 2017	0	0	0	0	0
April 2018	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

Class A-2 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution

Dates At Various CPR Percentages(1)

Distribution Date	0%	12%	22%	30%	40%
Closing Date	100%	100%	100%	100%	100%
April 2007	100	100	100	100	100
April 2008	100	100	100	100	82
April 2009	100	100	80	48	12
April 2010	100	87	35	2	0
April 2011	100	53	1	0	0
April 2012	100	23	0	0	0
April 2013	88	0	0	0	0
April 2014	56	0	0	0	0
April 2015	22	0	0	0	0
April 2016	0	0	0	0	0
April 2017	0	0	0	0	0
April 2018	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

Class A-3 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution

Dates At Various CPR Percentages(1)

Distribution Date	0%	12%	22%	30%	40%
Closing Date	100%	100%	100%	100%	100%
April 2007	100	100	100	100	100
April 2008	100	100	100	100	100
April 2009	100	100	100	100	100
April 2010	100	100	100	100	13
April 2011	100	100	100	17	0
April 2012	100	100	28	0	0
April 2013	100	92	0	0	0
April 2014	100	26	0	0	0
April 2015	100	0	0	0	0
April 2016	62	0	0	0	0
April 2017	0	0	0	0	0
April 2018	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

Class A-4 Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution

Dates At Various CPR Percentages(1)

Distribution Date	0%	12%	22%	30%	40%
Closing Date	100%	100%	100%	100%	100%
April 2007	100	100	100	100	100
April 2008	100	100	100	100	100
April 2009	100	100	100	100	100
April 2010	100	100	100	100	100
April 2011	100	100	100	100	0
April 2012	100	100	100	61	0
April 2013	100	100	75	0	0
April 2014	100	100	0	0	0
April 2015	100	73	0	0	0
April 2016	100	0	0	0	0
April 2017	84	0	0	0	0
April 2018	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

Class B Notes

Percentages Of Original Principal Of The Notes Remaining At Certain Distribution

Dates At Various CPR Percentages(1)

Distribution Date	0%	12%	22%	30%	40%
Closing Date	100%	100%	100%	100%	100%
April 2007	100	100	100	100	100
April 2008	100	100	100	100	100
April 2009	100	100	100	100	100
April 2010	100	100	100	100	100
April 2011	100	100	100	100	0
April 2012	100	100	100	100	0
April 2013	100	100	100	0	0
April 2014	100	100	0	0	0
April 2015	100	100	0	0	0
April 2016	100	0	0	0	0
April 2017	100	0	0	0	0
April 2018	0	0	0	0	0

(1)	Assuming for purposes of this table that, among other things, the optional redemption by the servicer occurs on the distribution date immediately following the collection period during which the pool balance falls below 10% of the initial pool balance.

$4,030,000,000

SLM Student Loan Trust 2007-2

Issuing Entity

$1,628,000,000	Floating Rate Class A-1 Student Loan-Backed Notes

$1,349,000,000	Floating Rate Class A-2 Student Loan-Backed Notes

$ 446,000,000	Floating Rate Class A-3 Student Loan-Backed Notes

$ 486,100,000	Floating Rate Class A-4 Student Loan-Backed Notes

$ 120,900,000	Floating Rate Class B Student Loan-Backed Notes

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Sponsor, Servicer and Administrator

Joint Book-Runners

Barclays Capital

Credit Suisse

Morgan Stanley

Global Co-Managers

Deutsche Bank Securities

JPMorgan

RBS Greenwich Capital

UBS Investment Bank

February 13, 2007